UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

Cenovus Energy Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

15135U109
(CUSIP Number)

L.F. Investments S.à r.l.
Attention: Eirene Yeung
c/o 7/F, Cheung Kong Center
2 Queen’s Road Central
Hong Kong
Telephone: +852 2128 8888
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15135U109	Schedule 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS L.F. Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	231,194,699(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	231,194,699(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		231,194,699(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		12.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO, HC

(1) Represents 231,194,699 common shares, no par value per share (the “Common Shares”), of Cenovus Energy Inc. (the “Issuer”) held by L.F. Investments S.à r.l. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The ownership percentage is calculated based on an aggregate of 1,899,733,862 Common Shares of the Issuer outstanding as of June 12, 2023.

CUSIP No. 15135U109	Schedule 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Kimstar Enterprises Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	231,194,699(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	231,194,699(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		231,194,699(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		12.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO, HC

(1) Represents 231,194,699 common shares, no par value per share (the “Common Shares”), of Cenovus Energy Inc. (the “Issuer”) held by L.F. Investments S.à r.l. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The ownership percentage is calculated based on an aggregate of 1,899,733,862 Common Shares of the Issuer outstanding as of June 12, 2023.

CUSIP No. 15135U109	Schedule 13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Chinaton Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	231,194,699(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	231,194,699(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		231,194,699(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		12.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO, HC

(1) Represents 231,194,699 common shares, no par value per share (the “Common Shares”), of Cenovus Energy Inc. (the “Issuer”) held by L.F. Investments S.à r.l. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The ownership percentage is calculated based on an aggregate of 1,899,733,862 Common Shares of the Issuer outstanding as of June 12, 2023.

CUSIP No. 15135U109	Schedule 13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Evago Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	231,194,699(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	231,194,699(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		231,194,699(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		12.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO, HC

(1) Represents 231,194,699 common shares, no par value per share (the “Common Shares”), of Cenovus Energy Inc. (the “Issuer”) held by L.F. Investments S.à r.l. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The ownership percentage is calculated based on an aggregate of 1,899,733,862 Common Shares of the Issuer outstanding as of June 12, 2023.

CUSIP No. 15135U109	Schedule 13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Li Ka-Shing Castle Trustee Corporation Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	231,194,699(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	231,194,699(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		231,194,699(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		12.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

(1) Represents 231,194,699 common shares, no par value per share (the “Common Shares”), of Cenovus Energy Inc. (the “Issuer”) held by L.F. Investments S.à r.l.. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The ownership percentage is calculated based on an aggregate of 1,899,733,862 Common Shares of the Issuer outstanding as of June 12, 2023.

CUSIP No. 15135U109	Schedule 13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Li Ka-Shing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	231,194,699(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	231,194,699(1)
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		231,194,699(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		12.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

(1) Represents 231,194,699 common shares, no par value per share (the “Common Shares”), of Cenovus Energy Inc. (the “Issuer”) held by L.F. Investments S.à r.l.. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The ownership percentage is calculated based on an aggregate of 1,899,733,862 Common Shares of the Issuer outstanding as of June 12, 2023.

CUSIP No. 15135U109	Schedule 13D	Page 8 of 12 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on January 11, 2021 (as amended, the “Schedule 13D”), and is being filed jointly by L.F. Investments S.à r.l., (“LFI”), Kimstar Enterprises Limited (“Kimstar”), Chinaton Investment Limited (“Chinaton”), Evago Investment Limited (“Evago”), Li Ka-Shing Castle Trustee Corporation Limited (“Castle Trustee”), and Mr. Li Ka-Shing (collectively, the “Reporting Persons”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 14, 2023, LFI entered into a warrant repurchase agreement with the Issuer (“Warrant Repurchase Agreement”), pursuant to which the Issuer agreed to repurchase the 19,185,181 warrants of the Issuer (“Warrants”) held by LFI at a price of C$15.6357 per Warrant for aggregate gross proceeds to LFI of C$299,973,734.56, which will be paid by the Issuer to LFI on or before January 5, 2024. The repurchase described herein closed on June 14, 2023.

Item 5	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a). and (b). The information required by Items 5(a) and 5(b) is set forth in Rows 7-13 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Each of Kimstar, Chinaton, Evago, Castle Trustee and Mr. Li Ka-Shing expressly disclaims beneficial ownership of any Common Shares held or which may be acquired by LFI except to the extent of their pecuniary interests therein, and the Reporting Persons do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act). This Schedule 13D shall not be construed as acknowledging that Kimstar, Chinaton, Evago, Castle Trustee and Mr. Li Ka-Shing beneficially owns any Common Shares held or which may be acquired by LFI for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the knowledge of the Reporting Persons as of June 14, 2023, among the directors and executive officers of each Reporting Person listed in Schedule A hereto:

•	Mr. Frank John Sixt owns 55,740 Common Shares and 4,569 Warrants, and 40,610 deferred share units of the Issuer;
•	Mr. James Demitrius Girgulis owns 22,144 share options of the Issuer; and
•	none of the other persons named in Item 2 beneficially owns any Common Shares or securities of the Issuer convertible into Common Shares within sixty days of June 14, 2023.
(c). Except as described in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has effected any transaction in the Common Shares during the past 60 days.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2023

L.F. INVESTMENTS S.À R.L.

By:	/s/ Thomas Geiger
Name:	Thomas Geiger
Title:	Managing Director

KIMSTAR ENTERPRISES LIMITED

By:	/s/ Pau Yee Wan, Ezra
Name:	Pau Yee Wan, Ezra
Title:	Director

CHINATON INVESTMENT LIMITED

By:	/s/ Pau Yee Wan, Ezra
Name:	Pau Yee Wan, Ezra
Title:	Director

EVAGO INVESTMENT LIMITED

By:	/s/ Pau Yee Wan, Ezra
Name:	Pau Yee Wan, Ezra
Title:	Director

LI KA-SHING CASTLE TRUSTEE CORPORATION LIMITED

By:	/s/ Pau Yee Wan, Ezra
Name:	Pau Yee Wan, Ezra
Title:	Director

/s/ Li Ka-Shing
Li Ka-Shing

Schedule A

L.F. Investments S.à r.l.

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LI Tzar Kuoi, Victor	Hong Kong
Director, L.F. Investments S.à r.l.(2); Chairman, Executive Director and Group Co-Managing Director of CK Hutchison Holdings Limited and Chairman, Executive Director and Managing Director of CK Asset Holdings Limited

Frank John SIXT	Canadian	Director, L.F. Investments S.à r.l.(2); Executive Director, Group Finance Director and Deputy Managing Director, CK Hutchison Holdings Limited

James Demitrius GIRGULIS 7, rue du Marché-aux-Herbes L-1728 Luxembourg Grand Duchy of Luxembourg	Canadian	Director, L.F. Investments S.à r.l.(2)

Lilia LEUNG 9-11 Grand Rue L-1661 Luxembourg Grand Duchy of Luxembourg	Luxembourg	Director, L.F. Investments S.à r.l.(2)

Thomas Georg GEIGER 9-11 Grand Rue L-1661 Luxembourg Grand Duchy of Luxembourg	German	Managing Director, L.F. Investments S.à r.l.(2)

The directors of each of Kimstar Enterprises Limited(3), Chinaton Investment Limited(4), Evago Investment Limited(5) and Li Ka-Shing Castle Trustee Corporation Limited(6) are as follows:

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LI Tzar Kuoi, Victor	Hong Kong
Director of the Reporting Persons named above;
Chairman, Executive Director and Group Co-Managing Director of CK Hutchison Holdings Limited and Chairman, Executive Director and Managing Director of CK Asset Holdings Limited

Frank John SIXT	Canadian	Director of the Reporting Persons named above; Executive Director, Group Finance Director and Deputy Managing Director, CK Hutchison Holdings Limited

PAU Yee Wan, Ezra	Chinese	Director of the Reporting Persons named above

Peter Peace TULLOCH	Australian	Director of the Reporting Persons named above

CHOW Kun Chee, Roland Room 2008, Melbourne Plaza 33 Queen’s Road Central Hong Kong	British	Director of the Reporting Persons named above

Notes to Schedule A:

(1)	Unless otherwise indicated, the business address of each of the named persons is 7th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

(2	The principal address of L.F. Investments S.à r.l. is 9-11 Grand Rue, L-1661 Luxembourg, Grand Duchy of Luxembourg. The business of L.F. Investments S.à r.l. is investment holding.

(3)	The principal address of Kimstar Enterprises Limited is 7th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The business of Kimstar Enterprises Limited is investment holding.

(4)
The principal address of Chinaton Investment Limited is Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands. The business of Chinaton Investment Limited is investment holding.

(5)	The principal address of Evago Investment Limited is Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands. The business of Evago Investment Limited is investment holding.

(6)
The principal address of Li Ka-Shing Castle Trustee Corporation Limited is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Li Ka-Shing Castle Trustee Corporation Limited serves as the trustee of a discretionary trust.